Filed Pursuant to Rule 433 of the Securities Act
of 1933 Issuer Free Writing Prospectus dated
July 25, 2019 Relating to Preliminary
Prospectus dated July 12, 2019
Registration No. 333-232004

Wanda Sports Group Company Limited
Supplement and Update to Preliminary Prospectus Dated July 12, 2019

        This free writing prospectus relates to the public offering of American depositary shares ("ADSs") of Wanda Sports Group Company Limited ("WSG") and should be read together with the preliminary prospectus dated July 12, 2019 (the "Preliminary Prospectus") that was included in Amendment No. 2 to the Registration Statement on Form F-1 relating to this offering of ADSs. The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1771279/000104746919004153/a2239116zf-1a.htm.

        References to "WSG," "we," "us," and "our" are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Indications of interest	Several investors have each indicated an interest in purchasing over 5% of the ADSs, or up to US$280 million of the ADSs in aggregate, in this offering at mid-point of the initial public offering price and on the same terms as the other ADSs being offered. Such investors are not our existing shareholders, directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

        WSG has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents WSG has filed with the SEC for more complete information about WSG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, WSG, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, United States, via telephone at +1 917 606-8487, Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, United States, via telephone at +1 800 503-4611, and Citigroup Global Markets Inc., Broadridge, 1155 Long Island Avenue, Bays 4-9, Edgewood, New York, NY 11717, United States, via telephone at +1 800 831-9146. The information in this communication supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.